EXHIBIT 99.11
Media release

Response to Energy Resources of Australia’s independent valuation report

29 September 2022

MELBOURNE--(BUSINESS WIRE)-- Rio Tinto notes the independent valuation report released by Energy Resources of Australia (ERA) on 26 September 2022, to determine a valuation of the company as it seeks to address material cost and schedule overruns on the critical Ranger rehabilitation project in Australia’s Northern Territory.
Rio Tinto understands the long-term opposition the Traditional Owners, the Mirarr People, have to further mining development on their country and acknowledges the statement of the Gundjeihmi Aboriginal Corporation on 28 September 2022 setting out their views of the independent valuation report and its failure to give due weight to their consistent and inter-generational opposition to further uranium mining on their country.

Rio Tinto remains committed to ensuring the rehabilitation is completed to a standard that will establish an environment similar to the adjacent Kakadu National Park and continues to provide technical support to the project. The company has always believed that the rehabilitation of Ranger can be successfully achieved in a way that is consistent with the wishes of the Mirarr People and have sought to work constructively with ERA’s Independent Board Committee (IBC) in its efforts to find a funding solution to meet ERA’s rehabilitation obligations.
Rio Tinto’s consistent position is that the terms of any ERA funding solution should reflect fair value having regard to:
•the material cost overruns and interim funding requirements;
•funds raised will be dedicated strictly to rehabilitation and not any future development; and
•the Traditional Owners, the Mirarr People’s consistently publicly stated opposition to developing the Jabiluka uranium deposit.

In July 2022, when the ERA IBC failed to obtain major shareholder support for its proposed offer terms, Rio Tinto offered to subscribe for its full pro-rata entitlement at an offer price that reflects Rio Tinto’s view of fair value. This offer to ERA remains.
In Rio Tinto’s view, the independent valuation report prepared by Grant Thornton and adopted by the IBC to help set the price for a future entitlement offer, fails to appropriately recognise the long-standing opposition of the Mirarr People to further uranium mining on their country. Rio Tinto understands that this causes distress for the Mirarr elders and community.
Rio Tinto chief executive Australia Kellie Parker said “We are actively seeking to reflect the wishes of the Mirarr People in our approach to the funding of ERA’s rehabilitation commitment having long understood their opposition to further mining on their country.
“We believe the successful rehabilitation of the Ranger Project Area, which is of critical importance to the Mirarr People, Rio Tinto and ERA can be achieved in a way that is consistent with the Mirarr People’s wishes. This remains our utmost priority and commitment.
“We are again asking the ERA IBC to urgently develop a workable plan to fund the increased rehabilitation costs.”
This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

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